SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.

We have reviewed the accompanying consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) and its subsidiaries as of June 30, 2004 and the related consolidated statements of income and cash flows for the three-month and six-month periods ended June 30, 2004 and 2003, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the standards for review of interim financial statement in the Republic of Korea. The standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that such consolidated interim financial statements are not presented fairly, in all material respects, in accordance with the financial accounting standards and accounting standards for consolidated financial statements in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2003 and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated February 17, 2004, we expressed an unqualified opinion on those consolidated financial statements. The accompanying consolidated balance sheet as of December 31, 2003 comparatively presented herein does not differ, in material respects, from such audited consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation is not made in conformity with the basis stated in Note 2 to the accompanying consolidated interim financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

Without affecting our conclusion, we draw attention to the followings;

As explained in Notes 1 and 29 to the accompanying consolidated interim financial statements, Woori Bank, a subsidiary of the Company, merged with Woori Credit Card Co., Ltd. (“WCC”), a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won) 330.3 billion (US$ 286.6 million) of the difference between (Won) 657.2 billion (US$ 570.2 million) of net assets acquired from WCC and (Won) 326.9 billion (US$ 283.6 million) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares of Woori Bank increased from 570.6 million to 636.0 million and contributed capital of Woori Bank increased from (Won) 2,852.8 billion (US$ 2,475.3 million) to (Won) 3,179.8 billion (US$ 2,759.0 million) as of June 30, 2004.

As explained in Notes 1 and 30 to the accompanying consolidated interim financial statements, on June 18, 2004 the Company issued 8.6 million new common shares and exchanged them for 15.6 million common shares of Woori Securities, a subsidiary of the Company, in order to wholly own the subsidiary. As a result, the number of issued common shares of the Company increased from 775.5 million to 784.1 million and contributed capital of the Company increased from (Won) 3,877.5 billion (US$ 3,364.4 million) to (Won) 3,920.4 billion (US$ 3,401.6 million) as of June 30, 2004.

Accounting principles and review standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and reivew standards and their application in practice.

July 29, 2004

Notice to Readers

This report is effective as of July 29, 2004, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

(See Independent Accountants’ Review Report.)

	Korean won				US dollars (Note 2)
	Jun.30, 2004		Dec. 31, 2003		Jun.30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
ASSETS

Cash and due from banks (Notes 3, 12, 22 and 23)	(Won)	6,179,574	(Won)	6,471,855	US$	5,361,886	US$	5,615,492
Trading securities (Notes 4 and 12)		3,900,971		2,727,843		3,384,790		2,366,892
Available-for-sale securities (Notes 5, 8, 12, 26 and 27)		13,955,770		14,144,478		12,109,128		12,272,866
Held-to-maturity securities (Notes 6, 8, 12 and 27)		9,508,295		9,991,914		8,250,148		8,669,774
Investments accounted for using the equity method of accounting (Note 7)		92,513		142,442		80,272		123,594
Loans, net of allowances for possible loan losses (Notes 9, 23, 26 and 27)		88,918,833		86,077,297		77,153,000		74,687,459
Fixed assets (Note 10)		2,750,168		2,734,616		2,386,263		2,372,769
Other assets, net of present value discounts (Notes 11 and 23)		7,199,853		6,477,275		6,247,161		5,620,195

	(Won)	132,505,977	(Won)	128,767,720	US$	114,972,648	US$	111,729,041

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Deposits (Notes 13 and 23)	(Won)	91,412,238	(Won)	89,049,625	US$	79,316,475	US$	77,266,486
Borrowings (Notes 14 and 23)		12,279,342		12,813,104		10,654,527		11,117,661
Debentures, net of discounts and reconciliation for conversion right, and plus redemption premium and long-term accrued interest (Notes 15 and 23)		13,497,520		12,195,159		11,711,514		10,581,483
Other liabilities (Notes 16 and 23)		9,045,850		9,011,532		7,848,894		7,819,116

		126,234,950		123,069,420		109,531,410		106,784,746

SHAREHOLDERS’ EQUITY
Common stock (Note 17)		3,920,381		3,877,525		3,401,632		3,364,447
Capital surplus		187,910		57,844		163,046		50,190
Retained earnings (Net income of (Won)174,309 million and (Won)56,279 million for the six months ended June 30, 2004 and for the year ended December 31, 2003, respectively)		1,247,253		1,152,053		1,082,215		999,612
Capital adjustments		909,203		414,969		788,896		360,060
Minority interests		6,280		195,909		5,449		169,986

		6,271,027		5,698,300		5,441,238		4,944,295

	(Won)	132,505,977	(Won)	128,767,720	US$	114,972,648	US$	111,729,041

See accompanying notes to consolidated interim financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
OPERATING REVENUE
INTEREST INCOME (Note 23):
Interest on due from banks	(Won)	6,015	(Won)	14,836	(Won)	11,848	(Won)	22,799	US$	5,219	US$	12,873	US$	10,280	US$	19,782

Interest and dividends on trading securities		33,061		66,536		37,309		73,937		28,686		57,732		32,372		64,154
Interest and dividends on available-for-sale securities		54,958		268,527		521,855		713,621		47,686		232,995		452,803		619,194
Interest and dividends on held-to-maturity securities		275,710		465,430		102,946		426,816		239,228		403,844		89,324		370,339
Interest on loans		1,343,350		2,728,950		1,314,875		2,526,116		1,165,597		2,367,852		1,140,889		2,191,858
Other		19,596		35,484		26,075		47,169		17,003		30,790		22,626		40,927

		1,732,690		3,579,763		2,014,908		3,810,458		1,503,419		3,106,086		1,748,294		3,306,254

FEE INCOME (Note 23):
Commissions		162,960		315,050		156,851		304,223		141,397		273,362		136,096		263,968
Commissions received on credit cards		159,939		241,887		127,310		285,765		138,776		209,880		110,464		247,952
Guarantee fees		15,477		23,108		5,960		12,009		13,429		20,050		5,171		10,420
Other		6,447		11,940		7,047		11,990		5,594		10,361		6,115		10,404

		344,823		591,985		297,168		613,987		299,196		513,653		257,846		532,744

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three month ended June 30		Six months ended June 30
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
OTHER OPERATING REVENUE (Note 23):
Gain on trading securities	(Won)	22,521	(Won)	74,848	(Won)	41,412	(Won)	67,380	US$	19,541	US$	64,944	US$	35,932	US$	58,464

Gain on redemption of available-for-sale securities		24,172		44,288		22,436		29,148		20,974		38,428		19,467		25,291
Gain on securitized assets		324		2,257		5,055		12,581		281		1,958		4,386		10,916
Gain on foreign exchange		99,924		369,480		93,635		203,490		86,702		320,590		81,245		176,564
Gain on derivatives		506,911		1,177,317		154,533		390,482		439,836		1,021,533		134,085		338,813
Trust management fees		11,123		22,307		12,733		28,769		9,651		19,355		11,048		24,962
Reversal of allowance for possible losses		13,806		83,174		2,516		67,962		11,979		72,168		2,183		58,969
Other		1,061		2,658		20,803		28,454		920		2,307		18,051		24,690

		679,842		1,776,329		353,123		828,266		589,884		1,541,283		306,397		718,669

		2,757,355		5,948,077		2,665,199		5,252,711		2,392,499		5,161,022		2,312,537		4,557,667

OPERATING EXPENSES
INTEREST EXPENSE (Note 23):
Interest on deposits		(646,974)		(1,301,568)		(693,611)		(1,388,531)		(561,366)		(1,129,343)		(601,832)		(1,204,799)
Interest on borrowings		(81,506)		(170,660)		(99,614)		(197,383)		(70,721)		(148,078)		(86,433)		(171,265)
Interest on debentures		(171,921)		(340,915)		(164,434)		(330,764)		(149,172)		(295,805)		(142,676)		(286,997)
Interest on others		(13,106)		(30,239)		(17,413)		(28,249)		(11,372)		(26,238)		(15,109)		(24,511)

		(913,507)		(1,843,382)		(975,072)		(1,944,927)		(792,631)		(1,599,464)		(846,050)		(1,687,572)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
OTHER OPERATING EXPENSES (Note 23):
Commissions	(Won)	(44,087)	(Won)	(104,489)	(Won)	(64,684)	(Won)	(127,932)	US$	(38,253)	US$	(90,663)	US$	(56,125)	US$	(111,004)

Loss on trading securities		(45,036)		(52,567)		(480)		(40,456)		(39,077)		(45,611)		(416)		(35,103)
Loss on redemption of available-for-sale securities		(644)		(677)		(22,845)		(25,352)		(559)		(587)		(19,822)		(21,997)
Loss on foreign exchange		(124,525)		(358,672)		(84,935)		(167,818)		(108,048)		(311,212)		(73,696)		(145,612)
Loss on derivatives		(452,088)		(1,123,917)		(124,615)		(353,786)		(392,267)		(975,199)		(108,126)		(306,973)
Subsidy for trust accounts adjustment		(947)		(947)		—		—		(822)		(822)		—		—
Loss on securitized assets		—		(425)		—		—		—		(369)		—		—
Provision for possible losses		(222,641)		(1,034,930)		(718,078)		(1,234,435)		(193,181)		(897,987)		(623,061)		(1,071,093)
Salaries, employee benefits and provision for severance benefits		(283,723)		(586,969)		(280,089)		(560,503)		(246,180)		(509,301)		(243,027)		(486,337)
Rent		(12,776)		(35,906)		(19,682)		(39,671)		(11,085)		(31,155)		(17,078)		(34,422)
Expenditure for business purpose		(10,394)		(13,333)		(2,373)		(5,480)		(9,019)		(11,569)		(2,059)		(4,755)
Depreciation and amortization		(55,967)		(106,508)		(49,843)		(94,905)		(48,561)		(92,415)		(43,248)		(82,347)
Taxes and dues		(20,194)		(52,419)		(20,235)		(37,624)		(17,522)		(45,483)		(17,557)		(32,646)
Advertising		(9,974)		(18,791)		(12,931)		(22,654)		(8,654)		(16,305)		(11,220)		(19,656)
Telecommunications		(13,330)		(24,865)		(11,186)		(21,405)		(11,566)		(21,575)		(9,706)		(18,573)
Service fees		(21,394)		(41,651)		(21,874)		(43,656)		(18,563)		(36,140)		(18,980)		(37,879)
IT operating expenses		(30,080)		(48,758)		(14,285)		(17,958)		(26,100)		(42,306)		(12,395)		(15,582)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
Stock compensation (Note 18)	(Won)	(346)	(Won)	(697)	(Won)	(480)	(Won)	(886)	US$	(300)	US$	(605)	US$	(416)	US$	(769)

Other administrative expenses		(18,899)		(53,168)		(35,726)		(70,533)		(16,398)		(46,132)		(30,999)		(61,200)
Other expense		(66,195)		(127,722)		(60,651)		(119,843)		(57,437)		(110,821)		(52,626)		(103,985)

		(1,433,240)		(3,787,411)		(1,544,992)		(2,984,897)		(1,243,592)		(3,286,257)		(1,340,557)		(2,589,933)

		(2,346,747)		(5,630,793)		(2,520,064)		(4,929,824)		(2,036,223)		(4,885,721)		(2,186,607)		(4,277,505)

OPERATING INCOME		410,608		317,284		145,135		322,887		356,276		275,301		125,930		280,162

NON-OPERATING INCOME (Note 19)		128,293		183,492		304,361		489,062		111,317		159,212		264,088		424,349
NON-OPERATING EXPENSES (Note 19)		(108,123)		(213,441)		(59,599)		(199,267)		(93,816)		(185,198)		(51,713)		(172,900)

ORDINARY INCOME		430,778		287,335		389,897		612,682		373,777		249,315		338,305		531,611

EXTRAORDINARY GAINS (LOSSES)		—		—		—		—		—		—		—		—

INCOME BEFORE INCOME TAX EXPENSE AND MINORITY INTERESTS		430,778		287,335		389,897		612,682		373,777		249,315		338,305		531,611

INCOME TAX EXPENSE (Note 20)		(103,830)		(115,093)		(72,851)		(121,814)		(90,091)		(99,864)		(63,211)		(105,695)

INCOME BEFORE MINORITY INTERESTS		326,948		172,242		317,046		490,868		283,686		149,451		275,094		425,916

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
MINORITY INTERESTS, NET	(Won)	3,387	(Won)	2,067	(Won)	(1,223)	(Won)	6,174	US$	2,939	US$	1,793	US$	(1,061)	US$	5,357

NET INCOME	(Won)	330,335	(Won)	174,309	(Won)	315,823	(Won)	497,042	US$	286,625	US$	151,244	US$	274,033	US$	431,273

BASIC ORDINARY INCOME PER COMMON SHARE (Note 21)	(Won)	425	(Won)	225	(Won)	411	(Won)	647	US$	0.369	US$	0.195	US$	0.357	US$	0.561

BASIC NET INCOME PER COMMON SHARE (Note 21)	(Won)	425	(Won)	225	(Won)	411	(Won)	647	US$	0.369	US$	0.195	US$	0.357	US$	0.561

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 21)	(Won)	416	(Won)	222	(Won)	397	(Won)	636	US$	0.361	US$	0.193	US$	0.344	US$	0.552

DILUTED NET INCOME PER COMMON SHARE (Note 21)	(Won)	416	(Won)	222	(Won)	397	(Won)	636	US$	0.361	US$	0.193	US$	0.344	US$	0.552

See accompanying notes to consolidated interim financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions)								(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	330,335	(Won)	174,309	(Won)	315,823	(Won)	497,042	US$	286,625	US$	151,244	US$	274,033	US$	431,273

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on trading securities		45,036		52,567		480		40,456		39,077		45,611		416		35,103
Loss on redemption of available-for-sale securities		644		677		22,845		25,352		559		587		19,822		21,997
Loss on derivatives		452,088		1,123,917		124,615		353,786		392,267		975,199		108,126		306,973
Provision for possible losses		222,641		1,034,930		718,078		1,234,435		193,181		897,987		623,061		1,071,093
Interest expense (without cash outflows)		720		1,554		693		730		626		1,349		602		633
Provision for severance benefits		20,497		47,072		20,155		48,317		17,785		40,843		17,488		41,924
Depreciation and amortization		55,967		106,508		49,843		94,905		48,561		92,415		43,248		82,347
Stock compensation cost		346		697		480		886		300		605		416		769
Loss on disposal of tangible assets		534		1,724		574		882		463		1,496		498		765
Loss on valuation using the equity method of accounting		4,405		—		—		—		3,822		—		—		—
Loss on disposal of available-for-sale securities		1,134		3,064		5,045		16,899		984		2,659		4,377		14,663
Loss on impairment of available-for-sale securities		62,724		84,300		14,261		52,644		54,424		73,145		12,374		45,678
Loss on impairment of held-to-maturity securities		24,089		25,191		10,738		10,738		20,902		21,858		9,317		9,317

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions)								(In thousands)
Loss on sale of loans	(Won)	—	(Won)	—	(Won)	7,507	(Won)	38,719	US$	—	US$	—	US$	6,514	US$	33,596
Loss on valuation of investment in funds		—		—		—		1,250		—		—		—		1,085
Loss on impairment of intangible assets		—		—		—		37,052		—		—		—		32,149
Minority interests gain		—		—		1,223		—		—		—		1,061		—
Gain on trading securities		(22,521)		(74,848)		(41,412)		(67,380)		(19,541)		(64,944)		(35,932)		(58,464)
Gain on redemption of available-for-sale securities		(24,172)		(44,288)		(22,436)		(29,148)		(20,974)		(38,428)		(19,467)		(25,291)
Gain on derivatives		(506,911)		(1,177,317)		(154,533)		(390,482)		(439,836)		(1,021,533)		(134,085)		(338,813)
Reversal of allowance for possible losses		(13,806)		(83,174)		(2,516)		(67,962)		(11,979)		(72,168)		(2,183)		(58,969)
Gain on disposal of tangible assets		(17,462)		(17,534)		(5,461)		(15,370)		(15,151)		(15,214)		(4,738)		(13,336)
Gain on valuation using the equity method of accounting		—		(6,299)		(15,176)		(20,973)		—		(5,466)		(13,168)		(18,198)
Gain on disposal of available-for-sale securities		(62,313)		(72,647)		(30,380)		(56,525)		(54,068)		(63,034)		(26,360)		(49,046)
Reversal of loss on impairment of available-for-sale securities		—		(9,461)		(159,870)		(230,931)		—		(8,209)		(138,716)		(200,374)
Reversal of loss on impairment of held-to-maturity securities		—		(1,900)		(1,323)		(2,254)		—		(1,649)		(1,148)		(1,956)
Gain on valuation of investment in funds		—		—		(3,145)		—		—		—		(2,729)		—
Gain on sale of loans		(820)		(820)		(32,430)		(83,654)		(711)		(711)		(28,139)		(72,585)
Minority interests loss		(3,387)		(2,067)		—		(6,174)		(2,939)		(1,793)		—		(5,357)

		239,433		991,846		507,855		986,198		207,752		860,605		440,655		855,703

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions)								(In thousands)
Changes in operating assets and liabilities:
Decrease in present value discounts	(Won)	(25,394)	(Won)	(33,296)	(Won)	(15,767)	(Won)	(49,815)	US$	(22,034)	US$	(28,890)	US$	(13,681)	US$	(43,223)
Decrease (increase) in guarantee deposits		608		(7,178)		174,028		158,115		528		(6,228)		151,000		137,193
Increase in other accounts receivable		(1,204,908)		(946,257)		(206,619)		(290,467)		(1,045,473)		(821,047)		(179,279)		(252,032)
Decrease (increase) in accrued income		20,943		196,974		23,247		(114,653)		18,172		170,910		20,171		(99,482)
Decrease in prepaid expenses		29,200		4,319		37,066		9,085		25,336		3,748		32,161		7,883
Decrease in deferred income tax assets		98,880		107,561		62,310		107,741		85,796		93,328		54,065		93,485
Decrease (increase) in accounts receivable on disposal of assets		1,245		1,245		1,407		(10,670)		1,080		1,080		1,221		(9,258)
Decrease (increase) in domestic exchange settlements debits		153,908		(37,155)		(123,428)		45,359		133,543		(32,238)		(107,096)		39,357
Decrease (increase) in sundry assets		114,443		(39,065)		114,862		105,513		99,300		(33,896)		99,663		91,551
Payment of accrued severance benefits		(6,721)		(15,356)		(2,187)		(4,749)		(5,832)		(13,324)		(1,898)		(4,121)
Decrease in deposits in employee retirement trust		958		2,318		5,971		667		831		2,011		5,181		579
Decrease in transfers to the National Pension Fund		48		58		3		23		42		50		3		20

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions)								(In thousands)
Decrease in allowance for possible losses on confirmed acceptances and guarantees	(Won)	—	(Won)	—	(Won)	—	(Won)	(6,356)	US$	—	US$	—	US$	—	US$	(5,515)
Increase (decrease) in other allowances		1,773		67,068		(196,056)		(247,972)		1,538		58,193		(170,114)		(215,160)
Decrease in foreign exchange remittance pending		(69,078)		(151,584)		(103,549)		(91,790)		(59,938)		(131,526)		(89,847)		(79,644)
Increase in domestic exchange remittance pending		372,604		248,460		478,422		654,653		323,301		215,584		415,117		568,029
Decrease in borrowings from trust accounts		(542,180)		(1,422,006)		(29,814)		(64,200)		(470,438)		(1,233,845)		(25,869)		(55,705)
Increase (decrease) in accounts payable		1,378,489		1,320,256		(149,274)		(8,827)		1,196,086		1,145,558		(129,522)		(7,659)
Increase (decrease) in accrued expenses		64,386		20,676		19,759		(10,583)		55,866		17,940		17,144		(9,183)
Increase (decrease) in income tax payable		(3,321)		(3,379)		3,401		(1,876)		(2,882)		(2,932)		2,951		(1,628)
Increase (decrease) in unearned revenue		3,157		(7,437)		(4,560)		(12,670)		2,739		(6,453)		(3,957)		(10,993)
Decrease in deposits for letter of guarantees and others		(31,127)		(25,020)		(74)		(15,880)		(27,008)		(21,709)		(64)		(13,779)
Increase (decrease) in deferred income taxes liabilities		(761)		(4,198)		1,005		1,504		(660)		(3,643)		872		1,305
Increase (decrease) in accounts for agency businesses		(712)		(8,998)		15,692		(30,609)		(618)		(7,807)		13,616		(26,559)
Increase (decrease) in liabilities incurred by agency relationship		(716,631)		(30,579)		(1,037,679)		72,932		(621,806)		(26,533)		(900,372)		63,282

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions)								(In thousands)
Increase (decrease) in sundry liabilities	(Won)	(98,008)	(Won)	(30,765)	(Won)	152,586	(Won)	136,412	US$	(85,039)	US$	(26,694)	US$	132,397	US$	118,361

		(458,199)		(793,338)		(779,248)		330,887		(397,570)		(688,363)		(676,137)		287,104

Net cash provided by operating activities		111,569		372,817		44,430		1,814,127		96,807		323,486		38,551		1,574,080

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in trading securities		(54,970)		(1,150,847)		(360,794)		(594,596)		(47,696)		(998,566)		(313,053)		(515,918)
Net decrease in available-for-sale securities		1,521,788		770,898		2,899,487		631,382		1,320,423		668,892		2,515,824		547,837
Net decrease (increase) in held-to-maturity securities		83,776		460,328		143,351		(177,054)		72,691		399,417		124,383		(153,626)
Net decrease (increase) in securities accounted for using the equity method of accounting		52,319		54,725		6,549		(2,402)		45,396		47,484		5,682		(2,084)
Net increase in loans		(2,780,107)		(3,853,212)		(4,188,240)		(9,044,090)		(2,412,240)		(3,343,351)		(3,634,048)		(7,847,367)
Net decrease (increase) in tangible assets		37,003		(25,304)		(48,349)		37,039		32,107		(21,956)		(41,951)		32,138
Net increase in intangible assets		(35,586)		(59,578)		(29,181)		(44,555)		(30,877)		(51,695)		(25,320)		(38,659)
Net decrease (increase) in leased assets		(31,886)		(21,137)		36		6,497		(27,668)		(18,340)		30		5,636
Net decrease in non-operating assets		—		178		—		983		—		154		—		853
Net decrease in operating lease assets		170		170		2,020		3,508		148		148		1,753		3,044
Net decrease in derivative instruments assets		590,293		1,208,651		105,926		308,970		512,184		1,048,721		91,910		268,087
Net decrease in derivative instruments liabilities		(492,959)		(1,035,668)		(104,001)		(321,428)		(427,730)		(898,627)		(90,239)		(278,896)

Net cash used in investing activities		(1,110,159)		(3,650,796)		(1,573,196)		(9,195,746)		(963,262)		(3,167,719)		(1,365,029)		(7,978,955)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions)								(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	(Won)	1,875,769	(Won)	2,362,613	(Won)	3,418,446	(Won)	6,669,626	US$	1,627,565	US$	2,049,990	US$	2,966,114	US$	5,787,094
Net decrease in borrowings		(1,112,456)		(533,762)		(450,056)		(235,667)		(965,255)		(463,134)		(390,504)		(204,483)
Net increase (decrease) in debentures in local currency		962,651		1,205,367		(976,251)		(555,265)		835,272		1,045,872		(847,072)		(481,792)
Net increase (decrease) in debentures in foreign currencies		(102,136)		95,440		110,835		685,768		(88,621)		82,811		96,169		595,026
Issuance of new shares		—		—		38,445		38,451		—		—		33,358		33,363
Payment of dividends		(77,550)		(77,550)		—		(57,261)		(67,289)		(67,289)		—		(49,684)
Share issuance cost		(16)		(16)		(29)		(30)		(14)		(14)		(25)		(26)
Increase in discount on stock issuance		—		(3,849)		(11)		(971)		—		(3,340)		(10)		(843)
Acquisition of treasury stocks by a subsidiary		(39,702)		(44,781)		(2,081)		(4,245)		(34,448)		(38,856)		(1,806)		(3,683)
Net decrease in minority interests		(5,190)		(17,764)		(6,124)		(7,227)		(4,503)		(15,413)		(5,314)		(6,271)

Net cash provided by financing activities		1,501,370		2,985,698		2,133,174		6,533,179		1,302,707		2,590,627		1,850,910		5,668,701

CHANGES IN CONSOLIDATED ENTITIES		—		—		(14)		(14)		—		—		(12)		(12)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		502,780		(292,281)		604,394		(848,454)		436,252		(253,606)		524,420		(736,186)

CASH AND DUE FROM BANKS, BEGINNING OF THE PERIOD		5,676,794		6,471,855		5,116,004		6,568,852		4,925,634		5,615,492		4,439,049		5,699,655

CASH AND DUE FROM BANKS, END OF THE PERIOD	(Won)	6,179,574	(Won)	6,179,574	(Won)	5,720,398	(Won)	5,720,398	US$	5,361,886	US$	5,361,886	US$	4,963,469	US$	4,963,469

See accompanying notes to consolidated interim financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea; and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In accordance with its functional restructuring, the Company established or acquired seven more subsidiaries, and has four 2nd-tier subsidiaries. Upon incorporation, the Company’s common stock amounted to (Won)3,637,293 million (US$ 3,156,003 thousand), consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases and exercise of warrants since incorporation, the Company’s common stock amounts to (Won)3,920,381 million (US$3,401,632 thousand), consisting of 784,076,172 common shares issued and outstanding as of June 30, 2004.

On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won)6,800 per share with 36,000,000 new shares and 54,000,000 issued shares. The KDIC owned 673,458,609 shares of the Company’s common shares as of June 30, 2004.

The Company registered its securities with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

(2)	Consolidated subsidiaries

1)	General information pertaining to the Company’s consolidated subsidiaries as of June 30, 2004 does not differ materially from that as of December 31, 2003 except for set forth below:

a.	Woori Bank, a subsidiary of the Company, merged with WCC, a subsidiary of the Company, on March 31, 2004. Woori Bank issued 0.3581 new common shares per one common share of WCC. Accordingly, the number of issued common shares of Woori Bank increased from 571 million to 636 million and contributed capital of Woori Bank increased from (Won)2,852.8 billion (US$2,475.3 million) to (Won)3,179.8 billion (US$2,759.0 million).

b.	For the three-month period ended March 31, 2004, Woori Bank acquired 231 common shares of PT. Bank Woori Indonesia which represents a 13.6% ownership interest in the 2nd-tier subsidiary of the Company.

c.	For the three-month period ended June 30, 2004, the Company acquired 15,584,113 common shares of Woori Securities Co., Ltd. which represents a 47.3% ownership interest in the subsidiary of the Company (Note 30).

2)	The summary of subsidiaries as of June 30, 2004 is as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	December 31
”	Kyongnam Bank	51,800,000	99.9	December 31
”	Kwangju Bank	34,080,000	99.9	December 31
”	Woori Finance Information System Co., Ltd. (WFIS)	900,000	100.0	December 31
”	Woori F&I Co., Ltd. (WF&I)	2,000,000	100.0	December 31
”	Woori Second Asset Securitization Specialty Co., Ltd. (WASS2)	1,900	95.0	December 31
”	Woori Third Asset Securitization Specialty Co., Ltd. (WASS3)	2,000	100.0	December 31
”	Woori Investment Trust Management Co., Ltd. (WITM)	6,000,000	100.0	March 31
”	Woori Securities Co., Ltd. (Woori Securities)	32,956,413	100.0	March 31
Woori Bank	Woori Credit Information Co., Ltd. (WCI)	1,008,000	100.0	December 31
”	Woori America Bank (WAB)	8,500,000	100.0	December 31
”	PT. Bank Woori Indonesia (BWI)	1,618	95.2	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd. (WCAAMC)	408,000	51.0	December 31

(3)	Affiliates accounted for by using the equity method of accounting

1)	General information pertaining to the entities accounted for using the equity method does not differ materially from that as of December 31, 2003 except for set forth below:

a.	WF&I acquired 30% of the common shares of Woori SB First Asset Securitization Specialty Co., Ltd. (“WSBASS1”) as of March 31, 2004. WSBASS1 was established on March 18, 2004 as an asset securitization specialty company in accordance with the Act on Asset-Backed Securitization, and is engaged in the issuance of asset backed securities based on securitization assets acquired from Woori Bank, and the collection, management, operation, and disposition of the securitization assets. As of June 30, 2004, common stock of WSBASS1 amounts to (Won)1,500 million (US$ 1,302 thousand) consisting of 300,000 shares issued and outstanding. WF&I and CRT8 YUGEN KAISHA (CRT8) own 30% and 70%, respectively, of WSBASS1.

b.	For the three-month period ended June 30, 2004, Woori Bank disposed of 8,708,751 shares of Byucksan E&C Co., Ltd. (Byucksan E&C). Therefore, the ownership interest in Byucksan E&C of Woori Bank and Kyongnam Bank decreased from 30.6% to 7.5% as of June 30, 2004. Accordingly, the equity method of accounting was discontinued for the valuation of its investment in Bucksan E&C and the investment was reclassified to available-for-sale securities.

2)	The entities accounted for using the equity method of accounting by the subsidiaries of the Company as of June 30, 2004 are summarized as follows:

Investors	Investees	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
Woori Bank and Kyongnam Bank	BC Card Co., Ltd. (BC Card)	1,303,920	29.6	December 31
Woori Bank	Korea Finance Security Co., Ltd. (Korea Finance Security)	233,000	16.7	March 31
Woori F&I Co., Ltd.	Woori LB First Asset Securitization Specialty Co., Ltd.(*3)	15,000	30.0	June 30 (*1)
”	Woori LB Second Asset Securitization Specialty Co., Ltd.(*3)	66,000	30.0	June 30	(*1)
”	Woori LB Third Asset Securitization Specialty Co., Ltd.(*3)	264,000	30.0	June 30	(*1)
”	Woori LB Fourth Asset Securitization Specialty Co., Ltd.	432,000	30.0	June 30	(*1)
”	Woori LB Fifth Asset Securitization Specialty Co., Ltd.	2,340,000	30.0	June 30	(*1)
”	Woori LB Sixth Asset Securitization Specialty Co., Ltd.	234,000	30.0	June 30	(*1)
”	Woori LB Eighth Asset Securitization Specialty Co., Ltd.(*3)	12,000	30.0	June 30	(*1)
”	Woori F&I First Asset Securitization Specialty Co., Ltd.	12,768	30.0	December 31
”	Woori F&I Second Asset Securitization Specialty Co., Ltd.	10,824	30.0	December 31

Investors	Investees	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
Woori F&I Co., Ltd.	Woori F&I Fourth Asset Securitization Specialty Co., Ltd.(*3)	360	30.0	June 30 (*2)
”	Woori SB First Asset Securitization Specialty Co., Ltd.	1,867,800	30.0	June 30 (*1)

(*1)	The fiscal period end is every six months.
(*2)	Woori F&I Fourth Asset Securitization Specialty Co., Ltd. changed its basic fiscal period from every twelve months to three months.
(*3)	For the three-month period ended June 30, 2004, Woori LB First · Second · Third · Eighth Securitization Specialty Co., Ltd.s and Woori F&I Fourth Asset Securitization Specialty Co., Ltd. decreased their capital for a consideration. As a result, the number of investment shares in these entities was reduced; however, there is no change in ownership interests of WF&I .

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidated Financial Statement Presentation

The Company and its subsidiaries (excluding foreign subsidiaries) maintain its official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company and its subsidiaries that conform with the accounting principles generally accepted in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, the accompanying consolidated interim financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated interim financial statements have been restructured and translated into English from the Korean language financial statements.

The US dollar amounts presented in these consolidated interim financial statements were computed by translating Korean won into US dollars at the rate of (Won)1,152.5 to US$1.00, the Base Rate announced by Seoul Money Brokerage Service, Ltd. at June 30, 2004, solely for the convenience of the readers outside of the Republic of Korea. This convenience translation into US dollar should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The accounting policies, which have been adopted in preparing the accompanying consolidated interim financial statements, are not different materially from those used in preparing the consolidated financial statements for the year ended December 31, 2003, except for set forth below.

a. Restructuring of receivables and payables

In accordance with Statement of Korea Accounting Standard (SKAS) No. 13 ‘Restructuring of Receivables and Payables’, a loan whose contractual terms are modified in a troubled debt restructuring program is accounted for at present value of future cash flows in the revised contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loans, it is recorded as an allowance for possible loan loss. In addition, the allowance for possible loan loss is recorded based on the observable market value of the loan, if available, or the fair value of collateral of the loan, if the collection of the loan is likely to be made through a disposition of collateral.

A loan to be exchanged with an equity security, of which the number of shares is determined, is recorded at the lower of fair value of the shares to be exchanged or net book value of the loan until it is actually converted. The valuation losses are recorded as an allowance for possible loan losses.

In accordance with the transitional provision of SKAS No. 13, the unamortized present value discount of loans, which was reported in conformity with the previous accounting standards in 2003, is reclassified to the allowance for possible loan losses in the balance sheet as of December 31, 2003. However, there is no effect on the total assets and net assets as of December 31, 2003.

3.	RESTRICTED DUE FROM BANKS

Restricted due from banks as of June 30, 2004 are as follows (Unit: Korean won in millions):

Financial institution	Jun. 30, 2004		Reason of restriction
Due from banks in local currency
Bank of Korea	(Won)	3,070,321	Banking law
Korea Stock Exchange and others		584	Indemnity fund and others
Korea Securities Finance Corporation and others		169,700	Regulation of securities supervision
Samsung Securities and others		2,899	Subscription for futures
Others		40	Collateral for guarantees and others

Sub total		3,243,544

Due from banks in foreign currencies
Bank of Korea		78,864	Banking law
Bank of Japan		908	Reserve deposits on overseas banks
Lehman Brothers		25,513	Collateral for credit derivatives
Bangladesh Bank and others		18,671	Reserve deposits on overseas banks
Bank of Indonesia and others		6,542	Reserve deposits on overseas banks
Industrial & Commercial Bank of China and others		17,946	Reserve deposits on overseas banks

Sub total		148,444

Total	(Won)	3,391,988

Restricted due from banks as of December 31, 2003 are as follows (Unit: Korean won in millions):

Financial institution	Dec. 31, 2003		Reason of restriction
Due from banks in local currency
Bank of Korea	(Won)	2,634,748	Banking law
Korea Stock Exchange and others		400	Indemnity fund and others
Korea Securities Finance Corporation and others		146,450	Regulation of securities supervision
Korea Securities Depositary		190	Indemnity fund and others
Others		48	Collateral for guarantees and others

Sub total		2,781,836

Due from banks in foreign currencies
Bank of Korea		209,230	Banking law
Bank of Japan		970	Reserve deposits on overseas banks
Lehman Brothers		47,912	Collateral for credit derivatives
Bangladesh Bank and others		17,966	Reserve deposits on overseas banks
Bank of Indonesia and others		6,964	Reserve deposits on overseas banks
Federal Reserve Bank		3,593	Guarantee for FRB discount window
Industrial & Commercial Bank of China and others		17,841	Reserve deposits on overseas banks
Federal Tennessee National Bank		11,978	Line of credit

Sub total		316,454

Total	(Won)	3,098,290

4.	TRADING SECURITIES

(1)	Trading securities as of June 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
<In local currency>
Equity securities	(Won)	71,662	(Won)	108,091	US$	62,180	US$	93,788
Government bonds		1,004,299		684,432		871,409		593,867
Financial debentures		954,636		626,851		828,318		543,905
Corporate bonds		454,693		580,765		394,528		503,918
Beneficiary certificates		635,213		600,471		551,161		521,016
Others		758,419		103,017		658,063		89,386

Sub total		3,878,922		2,703,627		3,365,659		2,345,880

Trading securities in foreign currencies		22,049		24,216		19,131		21,012

Total	(Won)	3,900,971	(Won)	2,727,843	US$	3,384,790	US$	2,366,892

(2)	The details of trading securities as of June 30, 2004 are as follows (Unit: Korean won in millions):

	Face value		Acquisition cost		Amortized cost		Gain (loss) on valuation		Fair value
<In local currency>
Equity securities	(Won)	—	(Won)	76,274	(Won)	—	(Won)	(4,612)	(Won)	71,662
Bonds
Government bonds		1,011,350		962,273		1,002,382		1,917		1,004,299
Financial debentures		967,863		882,048		952,308		2,328		954,636
Corporate bonds		451,409		452,744		453,341		1,352		454,693

Sub total		2,430,622		2,297,065		2,408,031		5,597		2,413,628
Beneficiary certificates		—		619,067		—		16,146		635,213
Others		—		750,780		—		7,639		758,419
<In foreign currencies>
Bonds		23,050		22,884		22,884		(835)		22,049

Total	(Won)	2,453,672	(Won)	3,766,070	(Won)	2,430,915	(Won)	23,935	(Won)	3,900,971

(3)	The details of trading securities as of December 31, 2003 are as follows (Unit: Korean won in millions):

	Face value		Acquisition cost		Amortized cost		Gain (loss) on valuation		Fair value
<In local currency>
Equity securities	(Won)	—	(Won)	99,136	(Won)	—	(Won)	8,955	(Won)	108,091
Bonds
Government bonds		692,270		686,287		685,014		(582)		684,432
Financial debentures		652,012		640,267		630,221		(3,370)		626,851
Corporate bonds		583,273		581,104		580,486		279		580,765

Sub total	(Won)	1,927,555	(Won)	1,907,658	(Won)	1,895,721	(Won)	(3,673)	(Won)	1,892,048
Beneficiary certificates		—		574,147		—		26,324		600,471
Others		—		102,137		—		880		103,017
<In foreign currencies>
Bonds		24,332		24,245		24,245		(29)		24,216

Total	(Won)	1,951,887	(Won)	2,707,323	(Won)	1,919,966	(Won)	32,457	(Won)	2,727,843

5.	AVAILABLE-FOR-SALE SECURITIES

(1)	Available-for-sale securities as of June 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
<In local currency>
Equity securities	(Won)	1,622,757	(Won)	1,149,975	US$	1,408,032	US$	997,809
Capital contributions		23,149		58,905		20,086		51,111
Government bonds		686,232		728,525		595,429		632,126
Financial debentures		4,933,122		4,626,482		4,280,366		4,014,301
Corporate bonds		3,518,668		4,004,416		3,053,074		3,474,548
Beneficiary certificates		1,575,892		2,097,998		1,367,368		1,820,389
Other		60,539		140,317		52,529		121,749

Sub total		12,420,359		12,806,618		10,776,884		11,112,033

<In foreign currencies>
Bonds		1,530,774		1,330,563		1,328,220		1,154,502
Equity securities		4,637		7,297		4,024		6,331

Sub total		1,535,411		1,337,860		1,332,244		1,160,833

Total	(Won)	13,955,770	(Won)	14,144,478	US$	12,109,128	US$	12,272,866

(2)	Details of available-for-sale securities as of June 30, 2004 are as follows (Unit: Korean won in millions):

	Face value		Acquisition cost		Net asset value / fair value		Gain (loss) on valuation		Fair value
<In local currency>
Listed equity securities:		—	(Won)	819,920	(Won)	1,245,846	(Won)	425,926	(Won)	1,245,846
Unlisted equity securities:
Stocks excluded from fair value valuation		—		335,451		186,390		—		211,087
Stocks subject to fair value valuation		—		291,294		165,824		(119,936)		165,824

Sub total		—		626,745		352,214		(119,936)		376,911
Capital contributions		—		21,438		23,149		1,711		23,149

	Face value		Acquisition cost		Amortized cost		Gain (loss) on valuation		Fair value
Bonds
Government bonds	(Won)	680,149	(Won)	678,697	(Won)	682,951	(Won)	3,281	(Won)	686,232
Financial debentures		5,004,224		4,817,683		4,919,955		13,167		4,933,122
Corporate bonds		3,567,780		3,417,443		3,399,507		119,161		3,518,668

Sub total		9,252,153		8,913,823		9,002,413		135,609		9,138,022
Beneficiary certificates		—		1,573,646		—		2,246		1,575,892
Others		—		39,422		—		21,117		60,539

<In foreign currencies>
Bonds		1,728,444		1,587,041		1,540,417		(9,643)		1,530,774
Equity securities		—		6,112		—		(1,475)		4,637

Total	(Won)	10,980,597	(Won)	13,588,147	(Won)	12,164,039	(Won)	455,555	(Won)	13,955,770

(3)	Details of available-for-sale securities as of December 31, 2003 are as follows (Unit: Korean won in millions):

	Face value		Acquisition cost		Net asset value / fair value		Gain (loss) on valuation		Fair value
<In local currency>
Listed equity securities:	(Won)	—	(Won)	749,063	(Won)	782,984	(Won)	33,921	(Won)	782,984
Unlisted equity securities:
Stocks excluded from fair value valuation		—		303,794		344,988		—		264,374
Stocks subject to fair value valuation		—		112,210		102,617		7,353		102,617

Sub total		—		416,004		447,605		7,353		366,991

Capital contributions		—		37,499		62,652		21,406		58,905

	Face value		Acquisition cost		Amortized cost		Gain (loss) on valuation		Book value
Bonds
Government bonds		721,846		733,431		729,124		(599)		728,525
Financial debentures		4,778,739		4,631,486		4,661,592		(35,110)		4,626,482
Corporate bonds		4,331,049		4,229,712		4,034,052		(29,636)		4,004,416

Sub total		9,831,634		9,594,629		9,424,768		(65,345)		9,359,423
Beneficiary certificates		—		2,094,161		—		3,837		2,097,998
Others		—		140,365		—		(48)		140,317
<In foreign currencies>
Bonds		1,366,521		1,332,061		1,306,601		23,962		1,330,563
Equity securities		—		39,957		—		(32,660)		7,297

Total	(Won)	11,198,155	(Won)	14,403,739	(Won)	12,024,610	(Won)	(7,574)	(Won)	14,144,478

6.	HELD-TO-MATURITY SECURITIES

(1)	Held-to-maturity securities as of June 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Government bonds	(Won)	2,246,278	(Won)	1,728,484	US$	1,949,048	US$	1,499,769
Financial debentures		895,775		1,067,045		777,245		925,852
Corporate bonds		6,019,582		6,830,143		5,223,065		5,926,371
Bonds in foreign currencies		284,118		263,061		246,523		228,253
Loaned securities		54,442		103,181		47,238		89,529
Other		8,100		—		7,029		—

Total	(Won)	9,508,295	(Won)	9,991,914	US$	8,250,148	US$	8,669,774

(2)	Details of held-to-maturity securities as of June 30, 2004 are as follows (Unit: Korean won in millions):

	Face value		Acquisition cost		Amortized cost (book value)		Fair value
Government bonds	(Won)	2,362,640	(Won)	2,232,929	(Won)	2,246,278	(Won)	2,361,241
Financial debentures		907,000		891,766		895,775		909,461
Corporate bonds		6,050,347		6,020,542		6,019,582		6,247,165
Bonds in foreign currencies		310,248		311,391		284,118		284,118
Loaned securities		54,442		54,442		54,442		54,442
Other		10,000		8,100		8,100		8,100

Total	(Won)	9,694,677	(Won)	9,519,170	(Won)	9,508,295	(Won)	9,864,527

(3)	Details of held-to-maturity securities as of December 31, 2003 are as follows (Unit: Korean won in millions):

	Face value		Acquisition cost		Amortized cost (book value)		Fair value
Government bonds	(Won)	1,823,300	(Won)	1,707,436	(Won)	1,728,484	(Won)	1,794,580
Financial debentures		1,094,500		1,065,463		1,067,045		1,068,320
Corporate bonds		6,899,162		6,900,729		6,830,143		7,085,274
Bonds in foreign currencies		291,153		290,522		263,061		263,061
Loaned securities		103,181		103,181		103,181		108,353

Total	(Won)	10,211,296	(Won)	10,067,331	(Won)	9,991,914	(Won)	10,319,588

7.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

(1)	Details of valuation of investment equity securities accounted for using the equity method of accounting for the six-month period ended June 30, 2004 are as follows (unit: Korean won in millions):

	Acquisition cost		Balance of Jan. 1, 2004		Gain (loss) on valuation		Other increase (decrease)		Balance of Jun. 30, 2004
BC Card	(Won)	12,472	(Won)	43,238	(Won)	1,963	(Won)	(17)	(Won)	45,184
Korea Finance Security		1,452		1,656		42		(70)		1,628
Byucksan E&C		39,078		54,383		—		(54,383)		—
Woori LB First Asset Securitization Specialty		2,400		12,189		4,649		(3,681)		13,157
Woori LB Second Asset Securitization Specialty		690		2,698		63		(2,318)		443
Woori LB Third Asset Securitization Specialty		2,070		2,086		(19)		(867)		1,200
Woori LB Fourth Asset Securitization Specialty		2,160		2,659		833		(57)		3,435
Woori LB Fifth Asset Securitization Specialty		11,700		11,582		28		—		11,610
Woori LB Sixth Asset Securitization Specialty		1,170		464		(406)		—		58
Woori LB Eighth Asset Securitization Specialty		600		848		384		(800)		432
Woori F&I First Asset Securitization Specialty		6,237		5,579		(2,285)		—		3,294
Woori F&I Second Asset Securitization Specialty		5,265		2,833		(544)		—		2,289
Woori F&I Fourth Asset Securitization Specialty		888		2,227		2,587		(3,240)		1,574
Woori SB First Asset Securitization Specialty		9,339		—		(996)		9,205		8,209

Total	(Won)	95,521	(Won)	142,442	(Won)	6,299	(Won)	(56,228)	(Won)	92,513

(2)	Details of other increases or decreases for the six-month period ended June 30, 2004 are as follows (unit: Korean won in millions) :

	Acquisition		Reclassification		Capital adjustment		Dividends		Capital reduction		Total
BC Card	(Won)	—	(Won)	—	(Won)	(17)	(Won)	—	(Won)	—	(Won)	(17)
Korea Finance Security		—		—		—		(70)		—		(70)
Byucksan E&C (* 1)		—		(54,383)		—		—		—		(54,383)
Woori LB First Asset Securitization Specialty		—		—		5,069		(6,425)		(2,325)		(3,681)
Woori LB Second Asset Securitization Specialty		—		—		—		(1,958)		(360)		(2,318)
Woori LB Third Asset Securitization Specialty		—		—		—		(117)		(750)		(867)
Woori LB Fourth Asset Securitization Specialty		—		—		(57)		—		—		(57)
Woori LB Eighth Asset Securitization Specialty		—		—		—		(260)		(540)		(800)
Woori F&I Fourth Asset Securitization Specialty		—		—		—		(2,385)		(855)		(3,240)
Woori SB First Asset Securitization Specialty		9,339		—		(134)		—		—		9,205

Total	(Won)	9,339	(Won)	(54,383)	(Won)	4,861	(Won)	(11,215)	(Won)	(4,830)	(Won)	(56,228)

(*1)	For the six months ended June 30, 2004, due to the decrease of the ownership interest in Byucksan E&C, it is reclassified to available-for-sale securities.

(3)	Details of valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2003 are as follows (unit: Korean won in millions):

	Acquisition cost		Balance of Jan. 1, 2003		Gain (loss) on valuation		Other increase (decrease)		Balance of Dec. 31, 2003
BC Card	(Won)	12,472	(Won)	42,613	(Won)	2,214	(Won)	(1,589)	(Won)	43,238
Korea Finance Security		1,452		2,600		178		(1,122)		1,656
Byucksan E&C		39,078		38,202		12,769		3,412		54,383
Woori LB First Asset Securitization Specialty		2,400		10,019		11,967		(9,797)		12,189
Woori LB Second Asset Securitization Specialty		690		658		2,198		(158)		2,698
Woori LB Third Asset Securitization Specialty		2,070		2,003		2,530		(2,447)		2,086
Woori LB Fourth Asset Securitization Specialty		2,160		2,081		1,213		(635)		2,659
Woori LB Fifth Asset Securitization Specialty		11,700		—		3,120		8,462		11,582
Woori LB Sixth Asset Securitization Specialty		1,170		—		(706)		1,170		464
Woori LB Eighth Asset Securitization Specialty		600		—		248		600		848

	Acquisition cost		Balance of Jan. 1, 2003		Gain (loss) on valuation		Other increase (decrease)		Balance of Dec. 31, 2003
Woori F&I First Asset Securitization Specialty	(Won)	6,237	(Won)	—	(Won)	(658)	(Won)	6,237	(Won)	5,579
Woori F&I Second Asset Securitization Specialty		5,265		—		(2,432)		5,265		2,833
Woori F&I Fourth Asset Securitization Specialty		888		—		1,339		888		2,227

Total	(Won)	86,182	(Won)	98,176	(Won)	33,980	(Won)	10,286	(Won)	142,442

8.	LOSS ON IMPAIRMENT OF SECURITIES AND RECOVERY OF IMPAIRMENT

(1)	The details of losses on impairment of available-for-sale and held-to-maturity securities by subsidiaries for the six-month periods ended June 30, 2004 and 2003 are as follows (unit: Korean won in millions):

(2004)	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Securities		WITM		WASS 2		Total
Available-for-sale securities
Equity securities	(Won)	64,799	(Won)	1,489	(Won)	4,143	(Won)	1,834	(Won)	—	(Won)	—	(Won)	72,265
Debt securities in local currencies		9,813		551		—		—		—		—		10,364
Debt securities in foreign currencies		—		—		—		179		—		—		179
Others		1,453		—		—		—		2		37		1,492

Sub-total		76,065		2,040		4,143		2,013		2		37		84,300

Held-to-maturity securities		—		25,191		—		—		—		—		25,191

Total	(Won)	76,065	(Won)	27,231	(Won)	4,143	(Won)	2,013	(Won)	2	(Won)	37	(Won)	109,491

(2003)	Woori Bank		Kyongnam Bank		Woori Securities		WIB		Total
Available-for-sale securities
Equity securities	(Won)	3,795	(Won)	4,631	(Won)	19,829	(Won)	4,325	(Won)	32,580
Debt securities in local currencies		10,813		154		—		—		10,967
Debt securities in foreign currencies		6,798		2,299		—		—		9,097

Sub-total		21,406		7,084		19,829		4,325		52,644
Held-to-maturity securities		10,738		—		—		—		10,738

Total	(Won)	32,144	(Won)	7,084	(Won)	19,829	(Won)	4,325	(Won)	63,382

(2)	The recovery of the impairment of available-for-sale and held-to-maturity securities by subsidiaries for the six-month periods ended June 30, 2004 and 2003, are as follows (unit: Korean won in millions):

(2004)	Woori Bank		Kyongnam Bank		Total
Available-for-sale securities
Equity securities	(Won)	—	(Won)	1,548	(Won)	1,548
Debt securities in local currencies		6,807		—		6,807
Debt securities in foreign currencies		154		952		1,106

Sub-total		6,961		2,500		9,461
Held-to-maturity securities		—		1,900		1,900

Total	(Won)	6,961	(Won)	4,400	(Won)	11,361

(2003)	Woori Bank		Kyongnam Bank		WIB		Total
Available-for-sale securities
Debt securities in local currencies	(Won)	199,887	(Won)	424	(Won)	29,400	(Won)	229,711
Debt securities in foreign currencies		1,109		—		—		1,109
Others		111		—		—		111

Sub-total		201,107		424		29,400		230,931
Held-to-maturity securities		—		2,254		—		2,254

Total	(Won)	201,107	(Won)	2,678	(Won)	29,400	(Won)	233,185

9.	LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

(1)	Loans as of June 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
Accounts	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Loans in local currency	(Won)	75,181,743	(Won)	72,907,422	US$	65,233,616	US$	63,260,236
Loans in foreign currencies		7,173,692		7,129,394		6,224,462		6,186,025
Bills bought in local currency		313,801		490,386		272,279		425,498
Bills bought in foreign currencies		3,781,969		3,798,134		3,281,535		3,295,561
Advances for customers on guarantees		32,251		98,769		27,984		85,700
Credit card accounts		2,253,437		1,919,060		1,955,260		1,665,128
Purchased bonds under resale agreements		80,637		154,000		69,967		133,622
Call loans		1,535,841		897,963		1,332,617		779,144
Privately placed bonds		476,953		586,257		413,842		508,683

	Korean won				US dollars (Note 2)
Accounts	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Loans to be converted to equity securities	(Won)	36,628	(Won)	31,232	US$	31,781	US$	27,099
Financing leases		152,326		189,788		132,170		164,675
Others		34,714		139,269		30,120		120,840

Sub-total		91,053,992		88,341,674		79,005,633		76,652,211
Allowance for possible loan losses		(2,135,159)		(2,264,377)		(1,852,633)		(1,964,752)

Total	(Won)	88,918,833	(Won)	86,077,297	US$	77,153,000	US$	74,687,459

(2)	Details of loans subject to allowance for possible loan losses as of June 30, 2004 are as follows (Unit: Korean won in 100 millions):

Account	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Loans in local currency	(Won)	714,553	(Won)	15,646	(Won)	9,989	(Won)	1,933	(Won)	3,486	(Won)	745,607
Loans in foreign currencies		39,391		3,362		860		187		116		43,916
Usance		21,911		869		91		223		22		23,116
Bills bought in local currency		1,414		1,724		—		—		—		3,138
Bills bought in foreign currencies		35,942		1,115		161		633		89		37,940
Advances for customers on guarantees		20		125		19		18		141		323
Credit card accounts		15,853		3,610		—		1,376		1,695		22,534
Privately placed bonds		4,727		6		37		—		—		4,770
Loans to be converted to equity securities		—		—		306		—		60		366
Suspense receivable as credit		31		3		24		51		62		171
Financing leases		1,232		291		—		—		—		1,523
Others		310		—		1		3		33		347

Total	(Won)	835,384	(Won)	26,751	(Won)	11,488	(Won)	4,424	(Won)	5,704	(Won)	883,751

(3)	Reconciliations of the loans subject to allowance for the possible loan losses with total loans as of June 30, 2004 are as follows (Unit: Korean won in 100 millions):

Total loans	(Won)	910,540
Reconciliation items
( - ) Inter-bank loans		(10,915)
( - ) Call loans		(15,359)
( - ) Purchased bonds under resale agreements		(806)
(+) Suspense receivable as credit		171
(+) Receivables related to non performing bills bought		120

total		(26,789)

The loans subject to allowance for the possible loan losses	(Won)	883,751

(4)	Allowances for possible loan losses as of June 30, 2004 and December 31, 2003 are as follows (Unit: Korean won in millions):

	Jun. 30, 2004		Dec. 31, 2003
Loans in local currency	(Won)	1,272,142	(Won)	1,179,109
Loans in foreign currencies		188,338		235,065
Bills bought in local currency		61,154		112
Bills bought in foreign currencies		93,338		131,362
Advances for customers on guarantees		19,538		50,452
Credit card accounts		311,826		391,919
Privately placed bonds		4,258		45,397
Loans to be converted to equity securities		17,013		185
Financing leases		1,863		2,459

		1,969,470		2,036,060

Others		165,689		213,388

Total	(Won)	2,135,159	(Won)	2,249,448	(*1)

(*1)	Present value discount is excluded.

(5)	Allowances for possible loan losses compared to the loans subject to allowance for possible loan losses as of June 30, 2004, December 31, 2003 and December 31, 2002 are as follows (Unit: Korean won in 100 millions):

	Loans subject to allowance for possible loan losses		Allowance			Ratio (%)
Jun. 30, 2004	(Won)	883,751	(Won)	21,352		2.42
Dec. 31, 2003		872,897		22,494	(*1)	2.58
Dec. 31, 2002		757,433		27,125	(*1)	3.58

(*1)	Present value discount is excluded.

(6)	The details of disposal of loans during the six-month period ended June 30, 2004 are as follows (Unit: Korean won in 100 millions):

Seller	Buyers	Date	Nominal amount		Net book value		Consideration		Gain on sales of loans (*1)
Woori Bank & Kwangju Bank	Korea Asset Management Corporation	Mar.31& Jun. 29	(Won)	3,171	(Won)	1,830	(Won)	2,047	(Won)	217
Woori Bank	Woori SB First Asset Securitization Specialty	Mar. 31		2,955		1,816		2,060		244
”	Lippo Securities Ltd.	Feb. 6 & Feb.10		438		355		383		28

	Total		(Won)	6,564	(Won)	4,001	(Won)	4,490	(Won)	489

(*1)	Adjusted in allowance for possible loan losses

10.	FIXED ASSETS

(1)	Tangible assets as of June 30, 2004 are as follows:

	Korean won						US dollars (Note 2)
	Acquisition cost		Accumulated depreciation		Book value		Acquisition cost		Accumulated depreciation		Book value
	(In millions)						(In thousands)
Land	(Won)	1,198,5000	(Won)	—	(Won)	1,198,500	US$	1,039,913	US$	—	US$	1,039,913
Buildings		895,596		181,709		713,887		777,090		157,665		619,425
Structures in leased office		129,018		88,173		40,845		111,946		76,506		35,440
Equipment and furniture		487,641		270,918		216,723		423,116		235,070		188,046
Construction in process		3,641		—		3,641		3,159		—		3,159
Others		268,722		245,574		23,148		233,165		213,079		20,086

Total	(Won)	2,983,118	(Won)	786,374	(Won)	2,196,744	US$	2,588,389	US$	682,320	US$	1,906,069

(2)	Tangible assets as of December 31, 2003 are as follows:

	Korean won						US dollars (Note 2)
	Acquisition cost		Accumulated depreciation		Book value		Acquisition cost		Accumulated depreciation		Book value
	(In millions)						(In thousands)
Land	(Won)	1,219,222	(Won)	—	(Won)	1,219,222	US$	1,057,893	US$	—	US$	1,057,893
Buildings		915,158		173,383		741,775		794,063		150,441		643,622
Structures in leased office		113,155		82,077		31,078		98,182		71,216		26,966
Equipment and furniture		711,337		465,650		245,687		617,212		404,035		213,177
Construction in process		4,666		—		4,666		4,049		—		4,049
Others		1,151		614		537		999		533		466

Total	(Won)	2,964,689	(Won)	721,724	(Won)	2,242,965	US$	2,572,398	US$	626,225	US$	1,946,173

(3)	Intangible assets as of June 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Goodwill
The Company (*1)	(Won)	303,341	(Won)	312,531	US$	263,203	US$	271,177
Woori Bank		23,668		24,600		20,536		21,344

Sub-total		327,009		337,131		283,739		292,521

Deferred development cost		139,939		105,314		121,422		91,379
Software		35,534		25,745		30,832		22,338
Other intangible assets		18,830		12,308		16,338		10,680

Total	(Won)	521,312	(Won)	480,498	US$	452,331	US$	416,918

(*1)	The excess of the subsidiaries’ net assets acquired over the acquisition cost in the amount of (Won)391,834 million (US$ 339,986 thousand) was classified as goodwill. Goodwill is amortized using the straight-line method over 20 years and the amortization for the six months ended June 30, 2004 and accumulated amortization as of June 30, 2004 are (Won)9,190 million (US$ 7,974 thousand) and (Won)65,911 million (US$ 57,190 thousand), respectively. In 2002, due to an adjustment in the acquisition costs of Woori Bank’s investment stock, (Won)22,582 million (US$19,594 thousand) decreased.
(4)	Carrying values of assets leased under financing lease agreements as of June 30, 2004 and December 31, 2003 are (Won)31,886 million (US$ 27,667 thousand) and (Won)10,749 million (US$ 9,327 thousand), respectively.
(5)	Carrying values of non-operating assets as of June 30, 2004 and December 31, 2003 are (Won)226 million (US$ 196 thousand) and (Won)404 million (US $ 351 thousand), respectively.

11.	OTHER ASSETS

Other assets as of June 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
Accounts	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Guarantee deposits	(Won)	999,387	(Won)	992,209	US$	867,147	US$	860,919
Other accounts receivable		4,171,711		3,225,454		3,619,706		2,798,659
Accrued income		530,658		727,632		460,441		631,351
Prepaid expenses		13,253		17,572		11,499		15,247
Deferred income tax assets (Note 20)		166,807		274,368		144,735		238,063
Accounts receivable on disposal of assets		4,944		6,189		4,290		5,370
Derivative instruments assets		475,305		505,224		412,412		438,372
Domestic exchange settlements debits		420,475		383,320		364,837		332,599
Operating lease assets		489		844		425		732
Sundry assets		469,424		430,359		407,309		373,413

Sub-total		7,252,453		6,563,171		6,292,801		5,694,725
Present value discount		(52,600)		(85,896)		(45,640)		(74,530)

Total	(Won)	7,199,853	(Won)	6,477,275	US$	6,247,161	US$	5,620,195

12.	COLLATERALIZED ASSETS

Collateralized assets as of June 30, 2004 and December 31, 2003 are as follows (Unit: Korean won in millions):

Financial institution	Collateralized assets	Jun. 30, 2004		Dec. 31, 2003		Reason of collateral
Bank of Korea	Securities	(Won)	4,720,109	(Won)	4,803,431	Borrowings, settlement risk and others
Deutsche Bank H.K. and Others	Securities		—		1,104,800	Borrowings in foreign currencies
Lehman Brothers and others	Securities		164,338		322,036	Trading credit derivatives
Federal Reserve Bank	Securities		3,458		3,593	Guarantee for FRB discount window
HSBC and others	Due from banks in foreign currencies		1,469		1,577	Guarantee for receivables
Dongwon Securities Co., Ltd. and others	Securities		41,300		28,600	Futures maintenance margin
Samsung Futures Inc.	Securities		—		1,003	Futures maintenance margin
Nova Scotia Bank	Securities		36,066		60,010	Borrowings in foreign currency
Sumitomo Mitsui Banking Co.	Securities		319,585		131,923	Borrowings in foreign currency
American Express Bank	Securities		15,000		15,000	Borrowings in foreign currency
Bank of America	Securities		15,000		15,000	Borrowings in foreign currency

Financial institution	Collateralized assets	Jun. 30, 2004		Dec. 31, 2003		Reason of collateral
Trust accounts of Kwangju Bank and Kyongnam Bank	Securities	(Won)	1,535,503	(Won)	915,468	RP transactions
First Tennessee National Bank	Securities		11,525		—	Collateral for credit line
Korea Futures Incorporated and others	Securities		14,234		—	Futures maintenance margin

Total		(Won)	6,877,587	(Won)	7,402,441

13.	DEPOSITS

Deposits as of June 30, 2004 and December 31, 2003 are as follows:

		Korean won				US dollars (Note 2)
Accounts	Details	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
		(In millions)				(In thousands)
Deposits in local currency:
	Demand deposits	(Won)	6,161,770	(Won)	7,256,065	US$	5,346,438	US$	6,295,935
	Time and saving deposits		71,213,547		70,491,971		61,790,496		61,164,400
	Mutual installment deposits		280,348		319,019		243,252		276,806
	Mutual installment for housing		575,397		568,252		499,260		493,060
	Other deposits		3,371,749		2,707,818		2,925,596		2,349,517

	Sub-total		81,602,811		81,343,125		70,805,042		70,579,718

Deposits in foreign currencies:
	Demand deposits		1,720,547		448,269		1,492,882		388,954
	Time and saving deposits		3,505,387		3,407,601		3,041,551		2,956,703

	Sub-total		5,225,934		3,855,870		4,534,433		3,345,657

Negotiable certificates of deposits:			4,583,493		3,850,630		3,977,000		3,341,111

Total		(Won)	91,412,238	(Won)	89,049,625	US$	79,316,475	US$	77,266,486

14.	BORROWINGS

(1)	Borrowings as of June 30, 2004 are as follows:

Accounts	Details	Korean won (In millions)		US dollars (Note 2) (In thousands)
Borrowings in local currency:	Bank of Korea	(Won)	1,124,296	US$	975,528
	Borrowings from Government Funds		1,392,871		1,208,565
	Others		2,900,539		2,516,737

	Sub-total		5,417,706		4,700,830

Borrowings in foreign currencies:	Borrowings in foreign currencies		4,865,444		4,221,643
	Off-shore borrowings in foreign currencies		16,942		14,700

	Sub-total		4,882,386		4,236,343

Bonds sold under repurchase agreements:	In local currency		1,433,689		1,243,982
	In foreign currencies		208,139		180,598

	Sub-total		1,641,828		1,424,580

Bills sold:			56,564		49,079

Due to the Bank of Korea in foreign currencies:			509		442

Call money:	Local currency		18,900		16,399
	Foreign currencies		164,374		142,624
	Inter-bank reconciliation funds		97,075		84,230

	Sub-total		280,349		243,253

Total		(Won)	12,279,342	US$	10,654,527

(2)	Borrowings as of December 31, 2003 are as follows:

Accounts	Details	Korean won (In millions)		US dollars (Note 2) (In thousands)
Borrowings in local currency:	Bank of Korea	(Won)	1,239,424	US$	1,075,422
	Borrowings from Government Funds		1,730,773		1,501,755
	Others		2,689,152		2,333,321

	Sub-total		5,659,349		4,910,498

Borrowings in foreign currencies:	Borrowings in foreign currencies		4,926,626		4,274,730
	Off-shore borrowings in foreign currencies		19,405		16,837

	Sub-total		4,946,031		4,291,567

Bonds sold under repurchase agreements:	In local currency		680,188		590,185
	In foreign currencies		976,752		847,507

	Sub-total		1,656,940		1,437,692

Bills sold:			115,678		100,371

Due to the Bank of Korea in foreign currencies:			4,801		4,166

Call money:	Local currency		69,500		60,304
	Foreign currencies		342,299		297,006
Call money:	Inter-bank reconciliation funds	(Won)	18,506	US$	16,057

	Sub-total		430,305		373,367

Total		(Won)	12,813,104	US$	11,117,661

15.	DEBENTURES

(1)	Debentures as of June 30, 2004 and December 31, 2003 are as follows:

Accounts	Korean won				US dollars (Note 2)
	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Debentures in local currency	(Won)	10,232,184	(Won)	9,582,428	US$	8,878,251	US$	8,314,471
Add: redemption premium		2,314		2,314		2,008		2,008
Less: reconciliation for conversion right		(1,976)		(2,509)		(1,715)		(2,177)
Less: discounts		(77,118)		(632,729)		(66,914)		(549,006)

Debentures in foreign currencies		3,358,937		3,262,951		2,914,479		2,831,194
Add: long-term accrued interest		2,955		2,154		2,564		1,869
Add: redemption premium		3,143		3,258		2,727		2,827
Less: reconciliation for conversion right		(3,158)		(4,179)		(2,740)		(3,626)
Less: discounts		(19,761)		(18,529)		(17,146)		(16,077)

Total	(Won)	13,497,520	(Won)	12,195,159	US$	11,711,514	US$	10,581,483

(2)	Details of debentures in local currency as of June 30, 2004 and December 31, 2003 are as follows (Unit: Korean won in millions):

(2004)	Face value		Interest rate (%)
Ordinary bonds	(Won)	8,761,001	3.94 ~ 8.05

Convertible bonds		20,000	—
Bonds with warrants		24,833	12.50
Subordinated bonds		1,426,350	5.50 ~ 13.50

Total	(Won)	10,232,184

(2003)	Face value		Interest rate (%)
Ordinary bonds	(Won)	7,787,612	4.18 ~ 9.00

Convertible bonds		20,000	—
Bonds with warrants		614,816	12.50 ~ 15.00
Subordinated bonds		1,160,000	7.20 ~ 13.50

Total	(Won)	9,582,428

(3)	Details of debentures in foreign currencies as of June 30, 2004 and December 31, 2003 are as follows (Unit: Korean won in millions, US dollars in thousands, JPY in 100 thousands):

(2004)	Currencies	Face value in foreign currencies	Korean won equivalent		Interest rate (%)
Ordinary bonds	USD	2,425,488	(Won)	2,795,374	1.60 ~ 12.80
	JPY	430,000		457,533	1.20 ~ 1.74
Convertible bonds	USD	92,000		106,030	—

Total			(Won)	3,358,937

(2003)	Currencies	Face value in foreign currencies	Korean won equivalent		Interest rate (%)
Ordinary bonds	USD	2,089,986	(Won)	2,503,385	3.63 ~ 12.75
	JPY	580,000		649,368	1.20 ~ 1.74
Convertible bonds	USD	92,000		110,198	—

Total			(Won)	3,262,951

16.	OTHER LIABILITIES

Other liabilities as of June 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Accrued severance benefits	(Won)	251,388	(Won)	219,672	US$	218,124	US$	190,605
Less: deposits in employee retirement trust		(125,614)		(127,932)		(108,993)		(111,004)
Less: transfers to the National Pension Fund		(378)		(436)		(328)		(378)
Allowances for possible losses on confirmed acceptances and guarantees (Note 24)		24,441		38,641		21,207		33,528
Other allowances (Note 24)		244,098		223,347		211,799		193,793
Foreign exchange remittance pending		242,101		393,685		210,066		341,592
Domestic exchange remittance pending		688,263		439,803		597,191		381,607
Borrowings from trust accounts		793,487		2,215,493		688,492		1,922,337
Accounts payable		3,695,665		2,375,409		3,206,650		2,061,092
Accrued expenses		1,551,218		1,530,542		1,345,959		1,328,019
Income taxes payable		10,005		13,384		8,681		11,613
Unearned revenues		92,556		99,993		80,309		86,762
Deposits for letter of guarantees and others		118,616		143,636		102,921		124,630
Derivative liabilities		508,757		420,508		441,439		364,866
Deferred income tax liabilities (Note 20)		165		4,363		143		3,786
Accounts for agency businesses		254,461		263,459		220,791		228,598
Liabilities incurred by agency relationship		559,887		590,466		485,802		512,335
Sundry liabilities		136,734		167,499		118,641		145,335

Total	(Won)	9,045,850	(Won)	9,011,532	US$	7,848,894	US$	7,819,116

17.	SHAREHOLDERS’ EQUITY

(1)	The Company has 2,400,000,000 authorized shares of common stock with (Won)5,000 par value, of which 784,076,172 shares [(Won)3,920,381 million (US$ 3,401,632 thousand)] and 775,504,910 shares [(Won)3,877,525 million (US$ 3,364,447 thousand)] are issued and outstanding as of June 30, 2004 and December 31, 2003, respectively.

(2)	The changes in the capital stock of the Company during the period from the establishment date to June 30, 2004 are as follows (unit: Korean won in millions):

Issue date	Description	Number of shares issued	Amount
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293

June 12, 2002	Issue of new shares	36,000,000		180,000
In 2002	Exercise of warrants	4,356,188		21,781

Dec. 31, 2002		767,814,797		3,839,074
In 2003	Exercise of warrants	7,690,113		38,451

Dec. 31, 2003		775,504,910		3,877,525

In 2004	Issue of new shares (*1)	8,571,262		42,856

Jun. 30, 2004		784,076,172	(Won)	3,920,381

(*1)	On June 18, 2004, the Company issued its new common shares to wholly own Woori Securities, one of its subsidiaries. Those new common shares were offered to exchange for 15,584,113 common shares of Woori Securities.

18.	STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won)6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share, the number of stock options to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

(2)	The stock options (220,000 shares) granted to 9 directors of the Company and its subsidiaries, who subsequently retired, were cancelled by the resolutions of the board of directors of the Company in 2003 and for the six-month period ended June 30, 2004.

(3)	The summary of stock options granted as of June 30, 2004 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares	440,000 shares	900,000 shares	1,340,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach

(4)	The Company estimated stock option costs using the Black Scholes Option Pricing Model and the details are summarized as follows:

Description	Application
Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected forfeiture ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	(Won)6,800 per share
Fair value	(Won)2,081 per share

(5)	The summary of stock option costs over the exercisable period is summarized as follows (Unit: Korean won in millions):

Description	The Company		Subsidiaries		Total
Recorded in 2002, 2003 and the first half of 2004		725		1,482		2,207
To be recorded thereafter		191		391		582

Total stock option costs	(Won)	916	(Won)	1,873	(Won)	2,789

19.	NON-OPERATING INCOME AND EXPENSES

(1)	Non-operating income for the six-month periods ended June 30, 2004 and 2003 are as follows:

	Korean won (In millions)
	2004				2003
	Three months		Six months		Three months		Six months
Gain on disposal of tangible assets	(Won)	17,462	(Won)	17,534	(Won)	5,461	(Won)	15,370

Gain on valuation using the equity method of accounting (Note 7)		—		6,299		15,176		20,973
Rental income		2,162		4,254		1,898		3,090
Gain on disposal of available-for-sale securities		62,313		72,647		30,380		56,525
Reversal of loss on impairment of available-for-sale securities (Note 8)		—		9,461		159,870		230,931
Reversal of loss on impairment of held-to - maturity securities (Note 8)		—		1,900		1,323		2,254
Gain on valuation of investment in funds		—		—		3,145		—
Gain on sale of loans		820		820		32,430		83,654
Others		45,536		70,577		54,678		76,265

Total	(Won)	128,293	(Won)	183,492	(Won)	304,361	(Won)	489,062

	US dollars (In thousands)
	2004				2003
	Three months		Six months		Three months		Six months
Gain on disposal of tangible assets	US$	15,151	US$	15,214	US$	4,738	US$	13,336
Gain on valuation using the equity method of accounting (Note 7)		—		5,466		13,168		18,198
Rental income		1,876		3,691		1,647		2,681
Gain on disposal of available-for-sale securities		54,068		63,034		26,360		49,046
Reversal of loss on impairment of available-for-sale securities (Note 8)		—		8,209		138,716		200,374
Reversal of loss on impairment of held-to -maturity securities (Note 8)		—		1,649		1,148		1,956
Gain on valuation of investment in funds		—		—		2,729		—
Gain on sale of loans		711		711		28,139		72,585
Others		39,511		61,238		47,443		66,173

Total	US$	111,317	US$	159,212	US$	264,088	US$	424,349

(2)	Non-operating expenses for the six-month periods ended June 30, 2004 and 2003 are as follows:

	Korean won (In millions)
	2004				2003
	Three months		Six months		Three months		Six months
Loss on disposal of tangible assets	(Won)	534	(Won)	1,724	(Won)	574	(Won)	882

Loss on valuation using the equity method of accounting		4,405		—		—		—
Loss on disposal of available-for-sale securities		1,134		3,064		5,045		16,899
Loss on impairment of available-for -sale securities (Note 8)		62,724		84,300		14,261		52,644
Loss on impairment of held-to -maturity securities (Note 8)		24,089		25,191		10,738		10,738
Loss on sale of loans		—		—		7,507		38,719
Loss on valuation of investment in funds		—		—		—		1,250
Donations		1,899		2,134		157		255
Loss on impairment of intangible assets		—		—		—		37,052
Others		13,338		97,028		21,317		40,828

Total	(Won)	108,123	(Won)	213,441	(Won)	59,599	(Won)	199,267

	US dollars (In thousands)
	2004				2003
	Three months		Six months		Three months		Six months
Loss on disposal of tangible assets	US$	463	US$	1,496	US$	498	US$	765
Loss on valuation using the equity method of accounting		3,822		—		—		—
Loss on disposal of available-for-sale securities		984		2,659		4,377		14,663
Loss on impairment of available-for - sale securities (Note 8)		54,424		73,145		12,374		45,678
Loss on impairment of held-to - maturity securities (Note 8)		20,902		21,858		9,317		9,317
Loss on sale of loans		—		—		6,514		33,596
Loss on valuation of investment in funds		—		—		—		1,085
Donations		1,648		1,852		136		221
Loss on impairment of intangible assets		—		—		—		32,149
Others		11,573		84,188		18,497		35,426

Total	US$	93,816	US$	185,198	US$	51,713	US$	172,900

20.	INCOME TAX EXPENSES

(1)	Details of income taxes as of and for the six-month period ended June 30, 2004 are as follows (Unit: Korean won in millions):

	Income tax expense (benefit)		Deferred income tax assets		Deferred income tax liabilities
Woori Bank	(Won)	110,818	(Won)	105,378	(Won)	—
Kyongnam Bank		(99)		30,593		—
Kwangju Bank		1,360		23,150		—
Woori Securities		19		5,665		—
WFIS		536		845		—
WF&I		2,263		82		165
WITM		196		1,094		—

	(Won)	115,093	(Won)	166,807	(Won)	165

(2)	Details of income taxes as of and for the year ended December 31, 2003 are as follows (Unit: Korean won in millions):

	Income tax expense (benefit)		Deferred income tax assets		Deferred income tax liabilities
Woori Bank	(Won)	105,515	(Won)	211,395	(Won)	430
WCC		120,960		—		—
Kyongnam Bank		(30,493)		30,493		—
Kwangju Bank		(24,510)		24,510		—
Woori Securities		(3,997)		6,448		—
WFIS		1,865		310		—
WF&I		8,741		35		3,933
WITM		607		1,177		—

	(Won)	178,688	(Won)	274,368	(Won)	4,363

21.	EARNINGS PER COMMON SHARE

(1)	Basic consolidated ordinary income and net income per common share for the three-month and six-month periods ended June 30, 2004 and 2003 are as follows:

	Korean won
	2004				2003
	Three months		Six months		Three months		Six months
	(In millions, except for per share data)
Consolidated net income on common shares	(Won)	330,335	(Won)	174,309	(Won)	315,823	(Won)	497,042
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Consolidated ordinary income on common shares	(Won)	330,335	(Won)	174,309	(Won)	315,823	(Won)	497,042

Weighted average number of common shares		776,716,067		776,117,143		767,944,624		767,880,412

Basic consolidated ordinary income per common share	(Won)	425	(Won)	225	(Won)	411	(Won)	647

Basic consolidated net income per common share	(Won)	425	(Won)	225	(Won)	411	(Won)	647

	US dollars (Note 2)
	2004				2003
	Three months		Six months		Three months		Six months
	(In thousands, except for per share data)
Consolidated net income on common shares	US$	286,625	US$	151,244	US$	274,033	US$	431,273
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Consolidated ordinary income on common shares	US$	286,625	US$	151,244	US$	274,033	US$	431,273

Weighted average number of common shares		776,716,067		776,117,143		767,944,624		767,880,412

Basic consolidated ordinary income per common share	US$	0.369	US$	0.195	US$	0.357	US$	0.561

Basic consolidated net income per common share	US$	0.369	US$	0.195	US$	0.357	US$	0.561

(*)	Basic consolidated ordinary income and net income per common share for the year ended December 31, 2003 were (Won)73 (US$ 0.063). In addition, basic consolidated ordinary loss and net loss per common share for the three months ended March 31, 2004 were (Won)(201) (US$ 0.174) and basic consolidated ordinary income and net income per common share for the three months ended March 31, 2003 were (Won)236 (US$ 0.205).

(2)	Diluted consolidated ordinary income and net income per common share for the three-month and six-month periods ended June 30, 2004 and 2003 are as follows:

	Korean won
	2004				2003
	Three months		Six months		Three months		Six months
	(In millions, except for per share data)
Diluted consolidated net income on common shares	(Won)	332,963	(Won)	177,416	(Won)	316,709	(Won)	498,346
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Diluted consolidated ordinary income on common shares	(Won)	332,963	(Won)	177,416	(Won)	316,709	(Won)	498,346

Weighted average number of diluted common shares equivalents		799,995,235		798,056,311		798,570,374		783,910,021

Diluted consolidated ordinary income per common share	(Won)	416	(Won)	222	(Won)	397	(Won)	636

Diluted consolidated net income per common share	(Won)	416	(Won)	222	(Won)	397	(Won)	636

	US dollars (Note 2)
	2004				2003
	Three months		Six months		Three months		Six months
	(In thousands, except for per share data)
Diluted consolidated net income on common shares	US$	288,905	US$	153,940	US$	274,802	US$	432,404
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Diluted consolidated ordinary income on common shares	US$	288,905	US$	153,940	US$	274,802	US$	432,404

Weighted average number of diluted common shares equivalents		799,995,235		798,056,311		798,570,374		783,910,021

Diluted consolidated ordinary income per common share	US$	0.361	US$	0.193	US$	0.344	US$	0.552

Diluted consolidated net income per common share	US$	0.361	US$	0.193	US$	0.344	US$	0.552

(*)	Diluted basic consolidated ordinary income and net income per common share for the year ended December 31, 2003 were (Won)72 (US$ 0.062). In addition, basic consolidated ordinary loss and net loss per common share for the three months ended March 31, 2004 were (Won)(201) (US$ 0.174) and basic consolidated ordinary income and net income per common share for the three months ended March 31, 2003 were (Won)234 (US$ 0.203).

(3)	Common stock equivalents as of June 30, 2004 are as follows (unit: Korean won in millions and US dollars in thousands):

Item	Face value		Exercise period	Common stock to be issued	Remarks
Convertible bonds	US$	36,000	Sep. 28, 2003 ~ Aug. 27, 2005	5,914,180 shares	Using exchange rate of (Won)1,201.4, convert 1 share at (Won)7,313.

Convertible bonds	US$	16,000	Dec. 21, 2003 ~ Nov. 20, 2005	3,481,173 shares	Using exchange rate of (Won)1,215.8, convert 1 share at (Won)5,588.

Convertible bonds	(Won)	20,000	Mar. 27, 2004 ~ Feb. 26, 2006	3,717,472 shares	Convert 1 share at (Won)5,380.

Convertible bonds	US$	39,000	Mar. 27, 2004 ~ Feb. 26, 2006	8,661,914 shares	Using exchange rate of (Won)1,194.9, convert 1 share at (Won)5,380.

Convertible bonds	US$	1,000	Jul.10, 2004 ~ Jun.10, 2006	164,429 shares	Using exchange rate of (Won)1,188.5, convert 1 share at (Won)7,228.

Stock options		—	Dec. 5, 2005 ~ Dec. 4, 2008	1,340,000 shares	(Note 18)

22.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Increases and decreases in cash flows from investing activities and financing activities in the consolidated statements of cash flows for the six-month periods ended June 30, 2004 and 2003 are presented at net amounts.

23.	INTERCOMPANY TRANSACTIONS

A.	Significant balances as of June 30, 2004 and transactions for the six months ended June 30, 2004 with and among the Company, its subsidiaries, equity method investees and related parties, some of which have been eliminated in the consolidation, are as follows (unit: Korean won in millions):

(1)	Assets and liabilities

1)	Due from Banks

Company	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		WF&I		WITM		Woori Securities		WCI		Others
Woori Bank	(Won)	404,084	(Won)	—	(Won)	41,219	(Won)	4,562	(Won)	3,928	(Won)	15,271	(Won)	3,812	(Won)	17,557	(Won)	2,950	(Won)	13,496
Kyongnam Bank		29,501		—		—		6		1,769		—		—		3		—		29
Kwangju Bank		20,009		1,812		4,953		—		1,061		—		9,200		69		—		—

Others		517		2,701		—		—		—		—		408		5,637		—		215

Total	(Won)	454,111	(Won)	4,513	(Won)	46,172	(Won)	4,568	(Won)	6,758	(Won)	15,271	(Won)	13,420	(Won)	23,266	(Won)	2,950	(Won)	13,740

2)	Deposits

Company	Woori Bank		Kyongnam Bank		Kwangju Bank		Others
The Company	(Won)	404,084	(Won)	29,501	(Won)	20,009	(Won)	517
Woori Bank		—		—		1,812		2,701
Kyongnam Bank		41,219		—		4,953		—
Kwangju Bank		4,562		6		—		—
WFIS		3,928		1,769		1,061		—
WF&I		15,271		—		—		—
WITM		3,812		—		9,200		408
Woori Securities		17,557		3		69		5,637
WCI		2,950		—		—		—
Others		13,496		29		—		215

Total	(Won)	506,879	(Won)	31,308	(Won)	37,104	(Won)	9,478

3)	Loans

Company	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		Others
Woori Bank	(Won)	—	(Won)	—	(Won)	38,496	(Won)	23,258	(Won)	71,164
Kwangju Bank		50,000		—		—		—		—
WFIS		30,000		—		—		—		—
WF&I		125,000		—		—		—		—
Others		27,890		106,589		—		—		—

Total	(Won)	232,890	(Won)	106,589	(Won)	38,496	(Won)	23,258	(Won)	71,164

4)	Borrowings

Company	Woori Bank		Kwangju Bank		WFIS		WF&I		Others
The Company	(Won)	—	(Won)	50,000	(Won)	30,000	(Won)	125,000	(Won)	27,890
Woori Bank		—		—		—		—		106,589
Kyongnam Bank		38,496		—		—		—		—
Kwangju Bank		23,258		—		—		—		—
Others		71,164		—		—		—		—

Total	(Won)	132,918	(Won)	50,000	(Won)	30,000	(Won)	125,000	(Won)	134,479

5)	Other assets

Company	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		WF&I		WITM		Woori Securities		WCI		Others
The Company	(Won)	—	(Won)	31,980	(Won)	—	(Won)	—	(Won)	327	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Woori Bank		5,391		—		24,594		13		26,296		2		37		6,236		5,913		136,524
Kyongnam Bank		28		7,124		—		14		1,765		—		—		—		8		8,325
Kwangju Bank		3,379		4,209		47		—		949		—		72		—		1		8,430
WFIS		514		165		—		—		—		—		—		94		—		—
WITM		58		—		—		—		—		—		—		—		—		—
WCI		132		31		—		—		—		—		—		—		—		—
KDIC		—		324,334		—		—		—		—		—		—		—		—
Others		655		248,651		602		200		—		112,213		—		—		55		44

Total	(Won)	10,157	(Won)	616,494	(Won)	25,243	(Won)	227	(Won)	29,337	(Won)	112,215	(Won)	109	(Won)	6,330	(Won)	5,977	(Won)	153,323

6)	Other liabilities

Company	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		WITM		WCI		Others
The Company	(Won)	—	(Won)	5,391	(Won)	28	(Won)	3,379	(Won)	514	(Won)	58	(Won)	132	(Won)	655
Woori Bank		31,980		—		7,124		4,209		165		—		31		248,651
Kyongnam Bank		—		24,594		—		47		—		—		—		602
Kwangju Bank		—		13		14		—		—		—		—		200
WFIS		327		26,296		1,765		949		—		—		—		—
WF&I		—		2		—		—		—		—		—		112,213
WITM		—		37		—		72		—		—		—		—
Woori Securities		—		6,236		—		—		94		—		—		—
WCI		—		5,913		8		1		—		—		—		55
Others		—		136,524		8,325		8,430		—		—		—		44

Total	(Won)	32,307	(Won)	205,006	(Won)	17,264	(Won)	17,087	(Won)	773	(Won)	58	(Won)	163	(Won)	362,420

(2)	Income and Expense

1)	Interest income

Company	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		WF&I		WITM		Woori Securities		WCI		Others
Woori Bank	(Won)	9,104	(Won)	—	(Won)	1,384	(Won)	552	(Won)	195	(Won)	197	(Won)	65	(Won)	693	(Won)	74	(Won)	5,729
Kyongnam Bank		360		—		—		13		39		—		—		—		—		134
Kwangju Bank		1,377		68		—		—		—		—		72		68		—		237
WFIS		1,095		—		—		—		—		—		—		—		—		—
WF&I		4,579		—		—		—		—		—		—		—		—		—
Woori Securities		—		—		—		—		—		88		—		—		—		—
Others		1,110		2,662		11		56		—		5,097		—		72		—		—

Total	(Won)	17,625	(Won)	2,730	(Won)	1,395	(Won)	621	(Won)	234	(Won)	5,382	(Won)	137	(Won)	833	(Won)	74	(Won)	6,100

2)	Interest expense

Company	Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		WF&I		Woori Securities		Others
The Company	(Won)	9,104	(Won)	360	(Won)	1,377	(Won)	1,095	(Won)	4,579	(Won)	—	(Won)	1,110
Woori Bank		—		—		68		—		—		—		2,662
Kyongnam Bank		1,384		—		—		—		—		—		11
Kwangju Bank		552		13		—		—		—		—		56
WFIS		195		39		—		—		—		—		—
WF&I		197		—		—		—		—		88		5,097
WITM		65		—		72		—		—		—		—
Woori Securities		693		—		68		—		—		—		72
WCI		74		—		—		—		—		—		—
Others		5,729		134		237		—		—		—		—

Total	(Won)	17,993	(Won)	546	(Won)	1,822	(Won)	1,095	(Won)	4,579	(Won)	88	(Won)	9,008

3)	Fee income

Company	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Securities		WCI		Others
Woori Bank	(Won)	—	(Won)	11	(Won)	—	(Won)	410	(Won)	5,558	(Won)	14,969
Kyongnam Bank		—		—		—		—		50		—
Kwangju Bank		—		—		—		—		15		—
Woori Securities		66		—		—		—		4		—
WITM		—		—		—		59		—		—
Others		16,924		—		1,029		—		1,815		326

Total	(Won)	16,990	(Won)	11	(Won)	1,029	(Won)	469	(Won)	7,442	(Won)	15,295

4)	Fee expense

Company	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Securities		WITM		Others
Woori Bank	(Won)	—	(Won)	—	(Won)	—	(Won)	66	(Won)	—	(Won)	16,924
Kyongnam Bank		11		—		—		—		—		—
Kwangju Bank		—		—		—		—		—		1,029
Woori Securities		410		—		—		—		59		—
WCI		5,558		50		15		4		—		1,815
Others		14,969		—		—		—		—		326

Total	(Won)	20,948	(Won)	50	(Won)	15	(Won)	70	(Won)	59	(Won)	20,094

5)	Other income

Company	Woori Bank		Kwangju Bank		WFIS		Others
The Company	(Won)	14,523	(Won)	—	(Won)	1,348	(Won)	—
Woori Bank		—		—		105,538		19
Kyongnam Bank		—		—		9,290		—
Kwangju Bank		—		—		5,635		—
WFIS		2,458		—		—		—
WITM		—		—		46		—
Woori Securities		190		—		2,430		—
WCI		130		—		—		—
Others		30,109		400		5,762		—

Total	(Won)	47,410	(Won)	400	(Won)	130,049	(Won)	19

6)	Other expenses

Company	The Company		Woori Bank		Kyungnam Bank		Kwangju Bank		WFIS		WITM		Woori Securities		WCI		Others
Woori Bank	(Won)	14,523	(Won)	—	(Won)	—	(Won)	—	(Won)	2,458	(Won)	—	(Won)	190	(Won)	130	(Won)	30,109
Kwangju Bank		—		—		—		—		—		—		—		—		400
WFIS		1,348		105,538		9,290		5,635		—		46		2,430		—		5,762
Others		—		19		—		—		—		—		—		—		—

Total	(Won)	15,871	(Won)	105,557	(Won)	9,290	(Won)	5,635	(Won)	2,458	(Won)	46	(Won)	2,620	(Won)	130	(Won)	36,271

B.	Details of unrealized gain or loss on transactions among the Company and its subsidiaries for the six months ended June 30, 2004 are as follows (unit: Korean won in millions):

	Operating revenue		Operating expenses		Non-operating income		Non-operating expenses		Total
Woori Bank	(Won)	1,069	(Won)	—	(Won)	1,170	(Won)	(45)	(Won)	2,194
Kyongnam Bank		—		—		—		(10)		(10)
Kwangju Bank		—		—		—		(59)		(59)
Woori Credit Card		—		—		—		(172)		(172)
WFIS		(127)		—		—		—		(127)

Total	(Won)	942	(Won)	—	(Won)	1,170	(Won)	(286)	(Won)	1,826

C.	Kwangju Bank sold its credit card subscriber base to WCC on February 28, 2003. However, due to WCC’s merger into Woori Bank in the first quarter of 2004, Kwangju Bank repurchased such credit card subscriber base including the related card assets and liabilities from WCC on March 29, 2004. The consideration for the transaction was (Won) 73 billion (US$ 63 million) and no gain or loss was recorded in connection.

24.	CONTINGENCIES AND COMMITMENTS

(1)	As of June 30, 2004 and December 31, 2003, confirmed acceptances and guarantees and non-confirmed acceptances and guarantees are as follow (unit: Korean won in millions):

		Jun. 30, 2004		Dec. 31, 2003
Confirmed acceptances and guarantees:
Local currency:	Guarantees for debenture-issuing	(Won)	76,280	(Won)	72,273
	Guarantees for loans		114,800		105,620
	Guarantees for bills		18,998		19,121
	Others		499,634		443,842

	Sub-total		709,712		640,856

Foreign currencies:	Acceptance		304,679		422,683
	Guarantee in acceptance of imported goods		75,163		76,972
	Credit derivatives sold		92,200		62,416
	Others		471,496		788,904

	Sub-total		943,538		1,350,975

Total			1,653,250		1,991,831

Non-confirmed acceptances and guarantees:
	Local letter of credit in foreign currencies		655,011		697,476
	Local letter of credit in local currency		279,065		223,624
	Letter of credit		2,060,500		2,242,753
	Others		76,969		150,496

Total			3,071,545		3,314,349

Grand total		(Won)	4,724,795	(Won)	5,306,180

(2)	Endorsed bills and the loan commitments as of June 30, 2004 and December 31, 2003 are as follows (unit: Korean won in millions):

	Jun. 30, 2004		Dec. 31, 2003
Line of credit in local currency	(Won)	1,104,970	(Won)	979,932
Line of credit in foreign currencies		23,894		24,516
Other commitments in foreign currencies		46,100		59,890

Total	(Won)	1,174,964	(Won)	1,064,338

Endorsed bills without guarantee	(Won)	1,379	(Won)	3
Endorsed bills with guarantee		33,756		27,923

Total	(Won)	35,135	(Won)	27,926

(3)	The allowance for confirmed acceptances and guarantees outstanding as of June 30, 2004 and December 31, 2003 are as follows (unit: Korean won in 100 millions):

	Jun. 30, 2004					Dec. 31, 2003
	Allowance		Ratio (%)	Outstanding		Allowance		Ratio (%)	Outstanding
Normal	(Won)	—	—	(Won)	15,653	(Won)	—	—	(Won)	18,710
Precautionary		—	—		522		—	—		618
Substandard		20	33.9%		59		38	26.8%		142
Doubtful		223	75.1%		297		340	77.3%		440
Loss		1	100.0%		1		8	100.0%		8

Total	(Won)	244		(Won)	16,532	(Won)	386		(Won)	19,918

(4)	As of June 30, 2004, the Company and its subsidiaries had filed 3,080 lawsuits as a plaintiff pleading damages amounting to (Won)486,896 million (US$ 422,469 thousand) and had been designated as a defendant in 7,703 lawsuits claiming damages amounting to (Won)1,315,551 million (US$ 1,141,476 thousand). Among the lawsuits in which Woori Bank is a defendant, Woori Bank, two other domestic banks are named as co-defendants in a lawsuit filed in the United States of America claiming damages of US$ 880 million ((Won)1,014 billion). The Company and its subsidiaries do not anticipate the outcome of these lawsuits would have a significant effect on the financial conditions or results of operations of the Company and its subsidiaries.

In addition, Kwangju Bank is named as a defendant in a lawsuit filed by the Export-Import Bank of Korea, which is related to issuing Daewoo Corp.’s deferred payment export guarantee document. The plaintiff demands the defendant to verify the existence of a guarantee obligation, which amounted to US$ 100 million ((Won)115 billion). The remaining balance of the related liability is US$ 41 million ((Won)47 billion) as of June 30, 2004. The lawsuit is in the process of trial and the ultimate outcome cannot presently be determined. Kwangju Bank recorded (Won)38 billion (US$ 33 million) as other allowances concerning this lawsuit.

(5)	Among the non-performing loans sold by subsidiaries of the Company to KAMCO, (Won)322 billion (US$ 279 million) and (Won)326 billion (US$ 283 million) of loans as of June 30, 2004 and December 31, 2003, respectively, were subject to payment guarantees or repurchase obligation and in connection, other allowances of (Won)127 billion (US$ 110 million) and (Won)110 billion (US$ 95 million) were provided as of June 30, 2004 and December 31, 2003, respectively.

25.	DERIVATIVES

(1)	Deferred commitments from derivatives as of June 30, 2004 are as follows (Unit: Korean won in millions):

	For trading		For hedging		Total
Interest rate:
Interest rate forward	(Won)	407,275	(Won)	—	(Won)	407,275
Interest rate swap		7,142,361		3,415,746		10,558,107
Other		1,304,511		—		1,304,511

Sub-total		8,854,147		3,415,746		12,269,893

Currency:
Currency forward		22,845,345		35,659		22,881,004
Currency swap		5,802,243		14,545		5,816,788
Currency future		183,016		—		183,016
Buy currency option		1,455,616		—		1,455,616
Sell currency option		873,745		—		873,745

Sub-total		31,159,965		50,204		31,210,169

Stock Index:
Stock index future		111,776		—		111,776
Buy stock index option		216,106		—		216,106
Sell stock index option		1,059,799		345		1,060,144

Sub-total		1,387,681		345		1,388,026

Total	(Won)	41,401,793	(Won)	3,466,295	(Won)	44,868,088

(2)	Gains or losses on valuation of derivatives for the six months ended June 30, 2004 and cumulated gains or losses on valuation of derivatives as of June 30, 2004 are as follows (Unit: Korean won in millions):

	Gains on valuation in income statement						Losses on valuation in income statement						Gains (losses) in capital adjustments		Cumulative gains (losses) in balance sheet
	Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Asset		Liability
Interest rate:
Interest rate forward	(Won)	483	(Won)	—	(Won)	483	(Won)	(134)	(Won)	—	(Won)	(134)	(Won)	—	(Won)	289	(Won)	1,495
Interest rate swap		66,389		13,618		80,007		(70,994)		(82,791)		(153,785)		(1,386)		194,258		163,272

Sub-total		66,872		13,618		80,490		(71,128)		(82,791)		(153,919)		(1,386)		194,547		164,767

Currency:
Currency forward		190,490		21		190,511		(214,544)		(9)		(214,553)		—		133,980		156,361
Currency swap		122,865		1,226		124,091		(103,750)		—		(103,750)		—		129,690		146,168
Buy currency option		5,885		—		5,885		(14,435)		—		(14,435)		—		9,393		—
Sell currency option		6,455		—		6,455		(2,958)		—		(2,958)		—		—		15,115

Sub-total		325,695		1,247		326,942		(335,687)		(9)		(335,696)		—		273,063		317,644

Stock index :
Buy stock index option		57		—		57		(254)		(91)		(345)		—		7,695		—
Sell stock index option		11,045		91		11,136		(1,469)		—		(1,469)		—		—		26,346

Sub-total		11,102		91		11,193		(1,723)		(91)		(1,814)		—		7,695		26,346

Total	(Won)	403,669	(Won)	14,956	(Won)	418,625	(Won)	(408,538)	(Won)	(82,891)	(Won)	(491,429)	(Won)	(1,386)	(Won)	475,305	(Won)	508,757

26.	CREDITS TO SK NETWORKS CO., LTD.

Woori Bank has loans receivable from and payment guarantees for SK Networks Co., Ltd. (formerly known as “SK Global”) and its overseas subsidiaries (collectively referred to as “SK Networks”) in the total amount of (Won)200.4 billion (US$173.9 million) and available-for-sale securities in the total amount of (Won)89.6 billion (US$77.7 million). In connection therewith, Woori Bank provided (Won)96.5 billion (US$ 83.7 million) as allowances for credit losses as of June 30, 2004. However, Woori Bank’s actual loss on SK Networks credit may differ from the current estimate.

27.	CREDITS TO LG CARD CO., LTD.

Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loans receivable and securities from LG Card in the total amount of (Won)422.4 billion (US$ 366.5 million) and (Won)301.8 billion (US$ 261.9 million), respectively, as of June 30, 2004. In connection therewith, the banks provided allowances for credit losses and cumulative impairment losses on securities in the total amount of (Won)328.4 billion (US$ 284.9 million). In addition, development trust accounts, for which repayment of principal or interest is guaranteed by Woori Bank, have Commercial Paper (CP) in the total amount of (Won) 120.1 billion (US$ 104.2 million) and Woori Bank recorded a total amount of (Won) 51.0 billion (US$ 44.3 million) in the related losses on trust management fee income account in 2003 and for the six-month period ended June 30, 2004. However, the Company’s bank subsidiaries’ actual losses on LG Card credit may differ from the current estimate.

28.	WCC’S CAPITAL INCREASE

On March 26, 2004, the Company increased its investment in WCC by purchasing 160 million shares of new common stocks of WCC, amounting to (Won)800 billion (US$ 694.1 million) for the purpose of maintaining capital adequacy of Woori Bank following the merger with WCC.

29.	WOORI BANK’S MERGER WITH WCC

Woori Bank, a subsidiary of the Company, merged with WCC, a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won) 330.3 billion (US$ 286.6 million) of the difference between (Won) 657.2 billion (US$ 570.2 million) of net assets acquired from WCC and (Won) 326.9 billion (US$ 283.6 million) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares of Woori Bank increased from 570.6 million to 636.0 million and contributed capital of Woori Bank increased from (Won) 2,852.8 billion (US$ 2,475.3 million) to (Won) 3,179.8 billion (US$ 2,759.0 million) as of June 30, 2004.

30.	ACQUISITION OF WOORI SECURITIES’ STOCK

On June 18, 2004, the Company issued 8.6 million new common shares and exchanged them for 15.6 million common shares of Woori Securities, a subsidiary of the Company, in order to wholly own the subsidiary. As a result, the number of issued common shares of the Company increased from 775.5 million to 784.1 million and contributed capital of the Company increased from (Won) 3,877.5 billion (US$ 3,364.4 million) to (Won) 3,920.4 billion (US$ 3,401.6 million) as of June 30, 2004.

31.	ECONOMIC UNCERTAINTIES

The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company and its subsidiaries may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying interim financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company and its subsidiaries. Actual results may differ materially from management’s current assessment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: September 3, 2004	By:	/s/ Young Sun Kim
(Signature)

	Name:	Young Sun Kim

	Title:	Director